Exhibit 2

Transactions in the Shares Since the Filing of Amendment No. 15

Shares of Common Stock Purchased/Sold	Price per Share ($)1	Date of Purchase/Sale
5,313,090	2.892	12/16/2024
2,574,5353	3.114	12/17/2024

1

The prices reported in this column for sales of shares are weighted average prices. The Reporting Person undertakes to provide the Issuer and any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price such shares were sold.

2	These shares were sold in multiple transactions at prices ranging from $2.55 to $3.16, inclusive.

3	The reported sales include 3,405 shares of Common Stock that were sold pursuant to a Rule 10b5-1 trading plan adopted by the Reporting Person on May 7, 2024.

4	These shares were sold in multiple transactions at prices ranging from $2.95 to $3.45, inclusive.